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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 13E-3

                                  (Rule 13e-1)
       Transaction Statement Pursuant to Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement
                           (Pursuant to Section 13(e)
                    of the Securities Exchange Act of 1934)

                                Happy Kids Inc.
                                (Name of Issuer)

                                HAPPY KIDS INC.
                                HK MERGER CORP.
                            HIG-HK INVESTMENT, INC.
                                 JACK M. BENUN
                                 MARK J. BENUN
                                   ISAAC LEVY
                       (Name of Persons Filing statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  411391 10 5
                     (CUSIP Number of Class of Securities)

                               ----------------

                                 Jack M. Benun
                                Happy Kids Inc.
                         100 W. 33rd Street, Suite 1100
                         New York City, New York 10001
                              Tel: (212) 695-1151
      (Name, Address and Telephone Number of Persons Authorized to Receive
       Notices and Communications on Behalf of Persons Filing Statement)

                                   Copies to:

             Rick Rosen                               James L. Learner, P.C.
         H.I.G. Capital, LLC                             Kirkland & Ellis
 1001 Brickell Bay Drive, 27th Floor                  200 E. Randolph Drive
        Miami, Florida 33131                            Chicago, IL 60601
           (305) 379-2322                                 (312) 861-2000

  This statement is filed in connection with (check the appropriate box):

  a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  b. [_] The filing of registration statement under the Securities Act of 1933.

  c. [_] A tender offer.

  d. [_] None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

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                           CALCULATION OF FILING FEE

       Transaction Valuation                              Amount of Filing Fee
            $80,984,990                                         $16,197

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  (1) Amount Previously Paid: $16,197

  (2) Form, Schedule or Registration Statement No.: Schedule 14A

  (3) Filing Party: Happy Kids Inc.

  (4) Date Filed: October 5, 1999

                                 INTRODUCTION

  This Amendment No. 1 (the "Amendment") to the Rule 13E-3 Transaction Statement relates to the solicitation of proxies by Happy Kids Inc., a New York corporation ("Happy Kids"), in connection with a Special Meeting of its shareholders at which Happy Kids' shareholders will be asked to consider and vote upon a proposal to approve the Agreement and Plan of Merger (the "Merger Agreement"), dated September 17, 1999, by and between Happy Kids and HK Merger Corp. ("Merger Sub"), a New York corporation wholly owned by HIG-HK Investment Inc. ("HIG-HK"), an affiliate of H.I.G. Capital, LLC, a Delaware limited liability company. The purpose of this Amendment is to amend the Rule 13-E3 Transaction Statement filed by Happy Kids on October 5, 1999 with the Securities and Exchange Commission ("Original Statement") by adding the CIBC Presentation to the Special Committee as Exhibit (b)(2) to the Original Statement.


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

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

October 6, 1999

                                          Happy Kids Inc.

                                             /s/ Jack M. Benun
                                          By: _________________________________
                                            Name: Jack M. Benun
                                            Title:  President and CEO

                                          HK Merger Corp.

                                             /s/ Sami Mnaymneh
                                          By: _________________________________
                                            Name: Sami Mnaymneh
                                            Title:  President

                                          HIG-HK Investment, Inc.

                                             /s/ Sami Mnaymneh
                                          By: _________________________________
                                            Name: Sami Mnaymneh
                                            Title:  President

                                             /s/ Jack M. Benun
                                             _________________________________
                                             Jack M. Benun

                                             /s/ Mark J. Benun
                                             _________________________________
                                             Mark J. Benun

                                             /s/ Isaac Levy
                                             _________________________________
                                             Isaac Levy


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

                               INDEX TO EXHIBITS

 Exhibit No. Description
 ----------- -----------
 (a)         Commitment letters for Senior Secured Credit Facility and Senior
             Subordinated Notes (filed as Exhibit A to the Agreement and Plan of Merger, dated September 17, 1999 by and between
             HK Merger Corp. and Happy Kids Inc. which is filed as Exhibit (c)
             to this Statement).*

 (b)(1)      Opinion of CIBC World Markets Corp.;*
 (b)(2)      CIBC Presentation to the Special Committee

 (c)(1) Agreement and Plan of Merger, dated September 17, 1999 by and between HK Merger Corp. and Happy Kids Inc., as amended;*
 (c)(2)      Support Agreement, dated September 17, 1999 among HK Merger Corp.
             and the persons listed on Schedule A attached thereto;*
 (c)(3)      Shareholders Agreement by and among Happy Kids Inc., HIG-HK
             Investment, Inc. the Management Investors (as defined therein) and the New Shareholders (as defined therein).*
 (c)(4)      Employment Agreements, dated September 17, 1999 between Happy Kids
             Inc. and each of Jack Benun, Mark Benun and Isaac Levy.*

 (d)         Preliminary Proxy Statement of Happy Kids Inc.*

 (e)         Not applicable.

 (f)         Not applicable.

--------
 * Previously filed.

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